UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                               (Amendment No. 2)

                     Under the Securities Exchange Act of 1934
                                 (Rule 13d-102)

                   Information to be Included in Statements Filed
            Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                          Filed Pursuant to Rule 13d-2(b)


                                NATCO GROUP, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                           (Title of Class of Securities)


                                   63227W 20 3
             -------------------------------------------------------
                                 (CUSIP Number)

                                November 17, 2005
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

Issuer:  NATCO GROUP, INC.                               CUSIP No.:  63227W 20 3
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Capricorn Investors II, L.P.  (See Exhibit 1)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           A [ ]
                                                                           B [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
 Number of                   5.   Sole Voting Power          0
 Shares                      ---------------------------------------------------
 Beneficially                6.   Shared Voting Power        16,834
 Owned by Each               ---------------------------------------------------
 Reporting                   7.   Sole Dispositive Power     0
 Person With:                ---------------------------------------------------
                             8.   Shared Dispositive Power   16,834
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     16,834
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A

Issuer:  NATCO GROUP, INC.                               CUSIP No.:  63227W 20 3
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           A [ ]
                                                                           B [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
 Number of                   5.   Sole Voting Power          0
 Shares                      ---------------------------------------------------
 Beneficially                6.   Shared Voting Power        68,939
 Owned by Each               ---------------------------------------------------
 Reporting                   7.   Sole Dispositive Power     0
 Person With:                ---------------------------------------------------
                             8.   Shared Dispositive Power   68,939
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     68,939
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A

Issuer:  NATCO GROUP, INC.                               CUSIP No.:  63227W 20 3
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CAPRICORN HOLDINGS, INC.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           A [ ]
                                                                           B [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
 Number of                   5.   Sole Voting Power          0
 Shares                      ---------------------------------------------------
 Beneficially                6.   Shared Voting Power        1,835,951
 Owned by Each               ---------------------------------------------------
 Reporting                   7.   Sole Dispositive Power     0
 Person With:                ---------------------------------------------------
                             8.   Shared Dispositive Power   1,835,951
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,835,951
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     10.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A

Issuer:  NATCO GROUP, INC.                               CUSIP No.:  63227W 20 3
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Winokur Family Investors, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           A [ ]
                                                                           B [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Connecticut
--------------------------------------------------------------------------------
 Number of                   5.   Sole Voting Power          0
 Shares                      ---------------------------------------------------
 Beneficially                6.   Shared Voting Power        148,659
 Owned by Each               ---------------------------------------------------
 Reporting                   7.   Sole Dispositive Power     0
 Person With:                ---------------------------------------------------
                             8.   Shared Dispositive Power   148,659
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     148,659
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A

Issuer:  NATCO GROUP, INC.                               CUSIP No.:  63227W 20 3
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           A [ ]
                                                                           B [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
 Number of                   5.   Sole Voting Power          26,428
 Shares                      ---------------------------------------------------
 Beneficially                6.   Shared Voting Power        2,053,549
 Owned by Each               ---------------------------------------------------
 Reporting                   7.   Sole Dispositive Power     26,428
 Person With:                ---------------------------------------------------
                             8.   Shared Dispositive Power   2,053,549
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,079,977
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     12.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

1.
         (a)      Name of Issuer:
                  --------------

                  NATCO Group, Inc.

                  Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  2950 North Loop West
                  7th Floor
                  Houston, TX 77092


2.

         (a)      Name of Person Filing:
                  ---------------------

                  Capricorn Investors II, L.P.
                  Capricorn Holdings, LLC
                  Capricorn Holdings, Inc.
                  Winokur Family Investors, LLC
                  Herbert S. Winokur, Jr.


         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  The principal business office of all of the filing parties is 30 East Elm Street, Greenwich, CT 06830.

         (c)      Citizenship:
                  -----------

                  Capricorn Investors II, L.P. is a Delaware limited partnership.

                  Capricorn Holdings, LLC is a Delaware limited liability company and the general partner of Capricorn Investors II, L.P.

                  Capricorn Holdings, Inc. is a Delaware corporation.

                  Winokur Family Investors, LLC is a Connecticut limited liability company.

                  Herbert S. Winokur, Jr. is a citizen of the United States.

         (d)      Title of Class of Securities (of Issuer):
                  ---------------------------------------

                  Common Stock, par value $0.01 per share.

         (e)      CUSIP Number:
                  ------------

                  63227W 20 3

3. If this statement is filed pursuant to ss.ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

                  NOT APPLICABLE

4.       Ownership

         (a)      Amount Beneficially Owned: 2,079,977 (See Exhibit 1)


         (b)      Percent of Class:

         The 2,079,977 shares beneficially owned by Mr. Winokur represent 12.3% of the outstanding shares of Common Stock. Percentage ownership of the Common Stock is based on 16,875,765 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of September 30, 2005, as stated on the Form 10-Q of NATCO Group Inc. for the period ended September 30, 2005.

         (c)      Number of shares as to which such person has:
                  --------------------------------------------


                  (i)      Sole power to vote or direct the vote: 26,428

                  (ii)     Shared power to vote or direct the vote: 2,053,549


                  (iii) Sole power to dispose or to direct the disposition of: 26,428


                  (iv)     Shared power to dispose or direct the disposition of:
                           2,053,549

5.       Ownership of Five Percent or Less of a Class: See Exhibit 1.

6.       Ownership of More than Five Percent on Behalf of Another Person:
         NOT APPLICABLE

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
         See Exhibit 1.

8.       Identification and Classification of Members of the Group:
         NOT APPLICABLE

9.       Notice of Dissolution of Group: NOT APPLICABLE

10.      Certification: NOT APPLICABLE

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 9, 2005

                                       CAPRICORN INVESTORS II, L.P.

                                       By:  CAPRICORN HOLDINGS, LLC,
                                            its General Partner

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, LLC

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, INC.

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: President


                                       WINOKUR FAMILY INVESTORS, LLC

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Herbert S. Winokur, Jr.

                                    EXHIBIT 1
                                    ---------


         This Schedule 13G (Amendment No. 2) is being filed by Capricorn Investors II, L.P., a Delaware limited partnership ("Capricorn II"), Capricorn Holdings, LLC, a Delaware limited liability company and the general partner of Capricorn II ("Holdings LLC"), Capricorn Holdings, Inc., a Delaware corporation ("Holdings Inc."), Winokur Family Investors, LLC ("WFI") and Herbert S. Winokur, Jr. ("Mr. Winokur") (collectively, the "Filing Parties"). Of the 2,079,977 shares reported as beneficially owned by Mr. Winokur and the other Filing Parties, 16,834 such shares are owned directly by Capricorn II (of which 2,500 shares are issued and outstanding and 14,334 shares are issuable upon exercise of presently exercisable options), 1,835,951 shares are owned directly by Holdings Inc., 148,659 shares are directly owned by WFI, of which Mr. Winokur is an owner, 52,105 shares are directly owned by Holdings LLC, of which Winokur Family Investors LLC has an interest and 26,428 shares are owned directly by Mr. Winokur. The shares beneficially owned by Mr. Winokur do not include 7,500 shares issuable upon exercise of options held for Capricorn II that are not currently exercisable. As general partner of Capricorn II, Holdings LLC is the indirect beneficial owner of the shares owned directly by Capricorn II. As the manager of Holdings LLC, WFI and the sole stockholder of Holdings Inc., Mr. Winokur may be deemed to control each of them and, in such capacities, possesses voting and dispositive power over the shares held by Capricorn II Holdings LLC, WFI and Holdings Inc. Accordingly, Mr. Winokur may be deemed the beneficial owner of all of the shares reported as beneficially owned by the Filing Parties. A joint filing agreement among the Filing Parties is filed as Exhibit 2.

                                   EXHIBIT 2
                                   ---------


                             JOINT FILING AGREEMENT
                                     AMONG
              CAPRICORN INVESTORS II, L.P., CAPRICORN HOLDINGS, LLC
            CAPRICORN HOLDINGS, INC., WINOKUR FAMILY INVESTORS, LLC
                                      AND
                            HERBERT S. WINOKUR, JR.


         The undersigned hereby agree that the Schedule 13G/A with respect to the common stock without par value of NATCO Group, Inc. (the "Schedule 13G/A") is, and any amendments thereto executed by each of us shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.


Dated:   December 9, 2005

                                       CAPRICORN INVESTORS II, L.P.

                                       By:  CAPRICORN HOLDINGS, LLC,
                                            its General Partner

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, LLC

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       CAPRICORN HOLDINGS, INC.

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: President


                                       WINOKUR FAMILY INVESTORS, LLC

                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Name:  Herbert S. Winokur, Jr.
                                           Title: Managing Member


                                       By: /s/ HERBERT S. WINOKUR, JR.
                                           ------------------------------------
                                           Herbert S. Winokur, Jr.